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         FIXED DOLLAR COST AVERAGING ACCOUNT ENDORSEMENT

This endorsement is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this endorsement unless changed by this endorsement. The effective date is the same as the Contract Date unless another date is shown on the Data Page. There is no cost for this endorsement.

ENDORSEMENT BENEFITS

This endorsement expands Your Investment Options to include Fixed DCA Accounts, subject to the terms and conditions of this endorsement. Fixed DCA Accounts allow You to spread out the allocation of Your premiums to Investment Options You elect over time.

DEFINITIONS

FIXED DOLLAR COST AVERAGING ACCOUNT (Fixed DCA Account) means an account to which premium payments may be allocated, and from which a portion of the accumulated value is transferred to other Investment Options.

DCA TERM means the period of time over which the entire Fixed DCA Account Value will be transferred to other Investment Options You elect. The DCA Term is shown on the Data Page.

FIXED DCA ACCOUNT VALUE for any one Fixed DCA Account at any time is equal to:
1.       premium payments and credits allocated to it;  plus
2.       interest credited to it; less
3.       amounts deducted from it; less
4.       amounts transferred from it; less
5.       amounts surrendered from it; less
6.       amounts applied to a benefit option.

PREMIUM PAYMENT ALLOCATIONS

You may allocate premium payments to the Fixed DCA Accounts We make available.

Premium payments allocated to a Fixed DCA Account:
1. must equal or exceed the Minimum Fixed DCA Account Premium Payment shown on the Data Page; and 2. will receive the interest rate in effect on the Valuation Day the premium payment is received.

Additional premium payments may be applied to an existing Fixed DCA Account You designate for the remainder of that DCA Term.

At the end of any DCA Term or when Your entire Fixed DCA Account Value has been transferred, You may allocate premium payments to begin a new DCA Term of the same time period.

FIXED DCA ACCOUNT TRANSFERS

The Fixed DCA Account Values will be transferred to the Investment Options You elect on a monthly basis, on a date We determine, over the DCA Term. The amount of the transfer will be determined by dividing the Fixed DCA Account Value by the number of months remaining in the DCA Term. Any credit will be transferred immediately to the Investment Options You elect.

You may transfer the Fixed DCA Account Value in fewer months than are remaining in the DCA Term, or change Your premium payment allocations by providing Us Notice.

You may not transfer values from any other Investment Option to a Fixed DCA Account.


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RESERVATION OF RIGHT TO REFUSE PREMIUM PAYMENT ALLOCATIONS

We reserve the right to refuse premium payment allocations to the Fixed DCA Accounts. We will send You written notice at least 30 days prior to the date We exercise this right. We will also notify You when We revoke, in whole or in part, any restriction of premium payment allocations.

DEFERMENT OF PAYMENTS

We reserve the right to defer payment of a surrender from a Fixed DCA Account for up to six months after We receive Your Notice at Our office. If required, We will seek regulatory approval to defer payment.

INTEREST

Premium payments allocated to a Fixed DCA Account earn interest at the interest rate in effect on the valuation day the premium payment is received. The interest rates are based on the DCA Term and are set by Us at Our sole discretion but will never be less than the Fixed DCA Account Guaranteed Minimum Interest Rate shown on the Data Page.




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Principal Life Insurance Company
Des Moines, Iowa  50392-0001